

August 14, 2023

Hui Yuan
Chief Executive Officer
Xiao-I Corporation
7th floor, Building 398, No. 1555 West
Jinshajiang Rd
Shanghai, China 201803

> **Re: Xiao-I Corporation**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2022**
> **Filed August 10, 2023**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed April 28, 2023**
> **File No. 001-41631**

Dear Hui Yuan:

We have reviewed your August 10, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 27, 2023 letter.

Form 20-F/A for the Fiscal Year Ended December 31, 2022

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm , page F-2

1. We note that you have revised your Consolidated Statements of Operations and Comprehensive (Loss) Income. Please tell us why the accounting firm's report was not dual dated as a result of the revised financial statement.

Note 2. Summary of Significant Accounting Policies
(o). Revenue recognition, page F-16

2.   We note your response to prior comment 5. Please address the following:
- You indicate in section (3) that you provide technology development services under two scenarios. Please quantify for us the revenue recognized in the periods presented under each of these scenarios.
- Please describe, in greater detail, the services provided in scenario (ii) where the technology development services are a distinct performance obligation and explain how you concluded that these specific services should be recognized at a point in time.
- Please revise your revenue recognition policy to address both scenarios and to clearly explain that scenario (i) results in a new customized software product or application.

     You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Christine Dietz, Senior Staff Accountant, at 202-551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Fred Summer